Exhibit 99.1

FOR IMMEDIATE RELEASE - February 23, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES FORBEARANCE AGREEMENT

Petroflow Energy Ltd. (“Petroflow” or the “Company”) today announced that it has entered into a forbearance agreement with its banking syndicate in connection with certain events of defaults under its amended and restated credit agreement, as amended (the “Credit Facility”).  Under terms of the forbearance agreement the Company has agreed to increase the interest rate on its Tranche A and Tranche C loans to 7.5% per annum.  The forbearance agreement also requires that the Company start making monthly principal reductions payments in the amount of $1 million per month commencing immediately.  In connection with the forbearance agreement, the Company entered into additional security agreements related to additional collateral required by the lenders.  The Company currently has $106 million outstanding under its Credit Facility with a borrowing base deficiency of $31 million.

The forbearance period expires on March 7, 2010, provided that if the Company has entered into a purchase and sale agreement to sell its Oklahoma oil and gas properties by March 7th, then the forbearance period is extended until May 1, 2010.  The forbearance period will automatically terminate, and the lenders may accelerate all amounts under the Credit Facility upon the occurrence of any further defaults under the forbearance agreement or the Credit Facility.  There can be no assurance that the Company will be able to negotiate an amendment to the Credit Facility or additional forbearances, that such amendment or forbearances will be on terms acceptable to the Company, or that the Company will be able to complete any of the strategic alternatives on satisfactory terms, or at all.  The failure of the Company to remedy existing defaults under the Credit Facility may impair the Company’s operations and future prospects.

Forward-Looking Statements

This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve our ability to restructure our debt or complete strategic alternatives. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the potential adverse impact of continuing defaults under its Credit Agreement on the Company's liquidity or results of operations, the Company’s ability to raise sufficient additional equity, the notion that the ongoing value of the Company’s oil and gas reserves will continue to support the Company’s outstanding indebtedness under its Credit Agreement, other adverse general economic conditions that may negatively impact the Company and its ability to maintain as well as repay borrowings, operating hazards, drilling risks, inherent uncertainties in interpreting and applying engineering data, geologic data, and accumulated operating and production knowledge, technology change and failure, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow's operations or financial results, are included in Petroflow's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For further information, please contact:

Petroflow Energy Ltd.	Petroflow Energy Ltd.
Kyle R. Miller, CEO	Tucker Franciscus, Interim CFO
303-296-7070	303-296-7070
www.petroflowenergy.com	www.petroflowenergy.com

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for the adequacy or accuracy of this news release.